Exhibit 99.1

September 26, 2005

HPL Technologies, Inc.

2033 Gateway Place, Suite 400

San Jose, CA 95110

Attention: Cary Vandenberg

Dear Cary:

HPL Technologies, Inc. (“HPL”) has advised Synopsys, Inc. (“Synopsys”) that HPL wishes to engage in discussions with Synopsys regarding a possible acquisition by Synopsys of HPL (a “Possible Transaction”).

Synopsys is interested in engaging in negotiations with HPL regarding a Possible Transaction on the following key terms:

•      Synopsys would acquire, by means of a merger of a wholly-owned subsidiary of Synopsys into HPL (the “Merger”), all of the outstanding capital stock of HPL at a price of approximately $0.30 per share, payable in cash, with no assumption of HPL stock options;

•      HPL would enter into a definitive merger agreement with Synopsys (the “Merger Agreement”) providing for the Merger;

•      Directors, officers and certain other stockholders of HPL would agree (contemporaneously with the execution of the Merger Agreement) to vote their HPL shares in favor of the Merger and otherwise support the Merger; and

•      The Merger Agreement would include representations, warranties, covenants (including “no-shop” covenants), closing conditions and termination rights to be negotiated by HPL and Synopsys.

Before proceeding with such negotiations, Synopsys requires that HPL execute and deliver a 7-day exclusivity (“no-shop”) agreement on or before September 26, 2005.

Synopsys’ execution of the Merger Agreement would be subject to, among other conditions: (a) satisfactory completion by Synopsys of its “due diligence” investigation relating to, among other matters, HPL’s capitalization, assets, liabilities, customers, contracts, employees, intellectual property and products, and all pending and threatened litigation and possible claims affecting HPL; and (b) approval of the Merger Agreement and all related agreements and transactions by HPL and Synopsys.

This letter is an expression of interest only, and does not set forth all of the matters upon which agreement must be reached in order for the Merger Agreement to be executed or the Possible Transaction to be consummated.  The respective rights and obligations of Synopsys and HPL remain to be defined in a Merger Agreement and related documents (the terms and provisions of which will be subject to approval by HPL and Synopsys).  Synopsys does not intend to be legally bound or otherwise to incur any obligations with respect to the proposed transactions until such time (if ever) as a Merger Agreement is executed and delivered.  Accordingly, this document does not constitute a legally binding document and does not create any legal obligations on the part of, or any rights in favor of, HPL, its stockholders or any other party.

Sincerely,

SYNOPSYS, INC.

/s/ Randy Tinsley

Randy Tinsley
Vice President